Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	28 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund
Date of change	2 July 2007
No. of securities held prior to change	1,869,645 Ordinary Fully Paid Shares 2,000,000 Directors Options
Class	Ordinary shares and options
Number acquired	1,513,128 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$52,959.48
No. of securities held after change	3,382,773 Ordinary Fully Paid Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Rights Issue Options lapsed

dlw 8/3

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	16th January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Exercise of rights allotment
Date of change	2nd July 2007
No. of securities held prior to change	1,876,078 Ordinary fully paid 2,000,000 Directors Options
Class	Ordinary Fully paid
Number acquired	2,371,558
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$83,000
No. of securities held after change	4,247,636 Ordinary fully paid
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Rights issue exercise Options lapsed

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Papadimitriou
Date of last notice	6 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jane Papadimitriou (spouse of John Papadimitriou)
Date of change	2 July 2007
No. of securities held prior to change	55,000 Ordinary Fully Paid Shares 2,000,000 Directors Options
Class	Ordinary Shares and Options
Number acquired	11,000 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$385.00
No. of securities held after change	66,000 Ordinary Fully Paid Shares 2,000,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non Renounceable Rights Issue

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END